Filed by Liberty Global plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Corporation: Ziggo N.V.

The following is a letter from Mike Fries, Chief Executive Officer of Liberty Global plc, the form and substance of which was sent to employees of Liberty Global and its subsidiaries and to certain stakeholders.

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Dear [….],
As President and CEO of Liberty Global, the leading international broadband communications company,
I would like to announce that an agreement to acquire Ziggo has been reached. We will combine their regional operation together with UPC Netherlands to create a nationwide Dutch cable operator. This combination will create a platform for sustainable infrastructure competition and continued investment in a highly dynamic and rapidly changing technology environment. Given the importance of this transaction,
I wanted to inform you personally.
When combined, the new company will operate under the Ziggo brand, reaching 7 million or over 90% of Dutch homes, and will provide 10 million video, broadband internet and telephony services to over 4 million unique customers through our fiber-rich cable network. With approximately €2.5 billion in total revenue, the combined company will be the leading provider of innovative digital TV products and market-leading broadband speeds across the Netherlands, with appealing and relevant content at attractive pricing.
We plan to leverage Ziggo’s strong brand nationwide and capitalize on the deep bench of talented professionals at both companies. As such, we are well-positioned to deliver operational excellence including best-in-class customer service. We intend to further strengthen product offerings by rolling-out next generation TV and broadband platforms, developing a nationwide mobile strategy, and leveraging our collective scale to provide commercial services across the country. Operations will be centralized at Ziggo’s Utrecht headquarters. The new combined company will also offer national and international employment opportunities, and benefit from being an integral part of the wider Liberty group.

Together with our colleagues at Ziggo, we are excited about the benefits and opportunities this transaction will bring our residential and business customers, the Dutch economy overall, as well as the respective employees and shareholders of both companies. The new company will employ more than 5,000 people and attract highly-skilled workers to Utrecht and Amsterdam, the latter being close to Liberty Global’s European headquarters at Schiphol Rijk with 1,200 employees.
This agreement is fully supported and recommended by Ziggo’s Supervisory and Management Boards. They have concluded that the transaction is in the best interests of Ziggo and all its stakeholders, including shareholders. It is expected to close in the second half of 2014, subject to regulatory approvals and other customary closing conditions.

We believe this landmark transaction marks the start of an exciting new era for Dutch consumers. For your information the press release that was issued earlier today is attached. Senior executives from both companies will be available in the coming days to meet with you in person to discuss this in more detail if it would be of interest.

Sincerely,

Michael T. Fries
Chief Executive Officer

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the anticipated consequences, benefits and opportunities of the transaction, the targeted close date for the transaction, our expectations regarding synergies between the two companies and other information and statements that are not historical fact. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the receipt and timing of necessary regulatory approvals, the ability to finance the transaction (including the completion of the debt financing), the ability to successfully operate and integrate Ziggo’s operations, continued use by subscribers and potential subscribers of Ziggo’s services, the ability to achieve expected operational efficiencies and economies of scale, as well as other factors detailed from time to time in Liberty Global’s filings with the Securities and Exchange Commission (“SEC”) including our most recently filed Forms 10-K/A and 10-Q. These forward-looking statements speak only as of the date of this release. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find it

Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global. In connection with the proposed acquisition of Ziggo, Liberty Global will file a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing an offer memorandum/prospectus regarding the transaction. SHAREHOLDERS OF ZIGGO AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OFFER MEMORANDUM/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Ziggo shareholders will be able to obtain a free copy of the registration statement and offer memorandum/prospectus, as well as other filings containing information about Liberty Global, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the registration statement and offer memorandum/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, CO 80112, Attention: Investor Relations.

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